SEC FILE NUMBER:	1-8754
CUSIP NUMBER:	870718101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

SWIFT ENERGY COMPANY
(Full Name of Registrant)

Not Applicable
(Former Name, if Applicable)

16825 Northchase Drive, Suite 400
(Address of Principal Executive Office)

Houston, Texas 77060
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)    The accountants’ statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Swift Energy Company (the “Company”) is filing contemporaneously with the Securities and Exchange Commission (the “Commission”) a Current Report on Form 8-K under Item 4.02 reporting an error discovered in conjunction with the Company’s preparation of its Form 10-Q for the period ended September 30, 2014. As disclosed in that Form 8-K, the error relates to the incorrect inclusion in prior periods of the tax effect of the Company’s asset retirement obligations when computing the ceiling test limitation of its oil and natural gas properties under the full-cost method of accounting. The previously issued annual audited financial statements as of and for the year ended December 31, 2013, 2012 and 2011 (contained in its Form 10-K filed with the Commission on March 3, 2014) and its unaudited financial statements for the periods ended March 31, 2014 and June 30, 2014 (contained in its Forms 10-Q filed with the Commission May 1, 2014 and August 1, 2014, respectively), should no longer be relied upon and the Audit Committee of the Company’s Board of Directors has determined that those financial statements will be restated. In the restated filings, in addition to the correction of this error, the Company will be correcting other previously identified immaterial errors for all applicable periods referred to above. For further detail, reference is made to the Company’s Form 8-K filing dated November 12, 2014, being made contemporaneously.
Due to the date of discovery of this error and the time and effort required to restate prior period financial statements necessary to complete the preparation of its unaudited financial statements as of and for the period ended September 30, 2014, the Company was unable to file its Form 10-Q for the period ended September 30, 2014 on or before the prescribed due date of November 10, 2014; however, the Company intends to file its Form 10-Q for the period ended September 30, 2014 within the five day extension period provided by Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended. For the reason stated above, the delay in filing the Company’s Form 10-Q for the period ended September 30, 2014 could not be eliminated without unreasonable effort or expense.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Name	281	874-2700
Alton D. Heckaman, Jr.	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations to be reported in the Company's Form 10-Q for the period ended September 30, 2014 are expected to reflect, inclusive of the adjustments triggered by the error, a decrease in net income in the 2014 three and nine month periods ranging between approximately 25% and 30% for the three month period and between approximately 60% and 70% for the nine month period, in each case in relation to the corresponding 2013 period.
SWIFT ENERGY COMPANY
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2014	By:	/s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President & Chief Financial Officer